1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

July 2, 2021

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Mr. Kenneth Ellington

Mr. Ryan Sutcliffe

Re:                             Morgan Stanley Institutional Fund, Inc. (File No. 333-256708)

Dear Messrs. Ellington and Sutcliffe:

Thank you for your telephonic comments regarding the combined proxy statement and prospectus on Form N-14 for Morgan Stanley Next Gen Emerging Markets Portfolio (the “Acquiring Fund”), a series of Morgan Stanley Institutional Fund, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2021, in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets of Morgan Stanley Emerging Markets Small Cap Portfolio (the “Acquired Fund”), also a series of the Company, will be transferred to the Acquiring Fund in exchange for the assumption by Acquiring Fund of all stated liabilities of Acquired Fund and shares of beneficial interest of the Acquiring Fund (the “Reorganization”), subject to approval of stockholders of the Acquired Fund. The Acquired Fund and Acquiring Fund are referred to herein together as the “Funds.”

Comment 1.                            Please confirm whether fees waived and/or expenses reimbursed by Morgan Stanley Investment Management Inc. (the “Adviser”) pursuant to the expense limitation agreement are subject to recoupment.

Response 1.                               We confirm that fees waived and/or expenses reimbursed by the Adviser in prior years pursuant to the expense limitation agreement are not subject to recoupment.

Comment 2.                            Please disclose the dollar amount and related expiration dates of any capital loss carryforwards that are available for each Fund.  Please also disclose for each Fund: (i) an estimated percentage of such Fund’s portfolio that is expected to be sold in connection with the Reorganization; (ii) the dollar amount of transaction costs that are expected to be generated as a result of these trades; and (iii) the estimated dollar and per share costs of capital gains distributions.

Response 2.                               We have added the following disclosure to the “The Reorganization — Tax Aspects of the Reorganization” section of the combined Proxy Statement and Prospectus:

The Acquired Fund anticipates approximately 60-70% portfolio turnover in advance of the Reorganization.

We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Form N-14.

Comment 3.                            Please supplementally confirm and disclose in the combined Proxy Statement and Prospectus that the Acquiring Fund will be the accounting survivor following the Reorganization. Please also supplementally explain the analysis pursuant to which the Company determined which Fund will be the performance and accounting survivor following the Reorganization in accordance with the Commission staff’s guidance in the no-action letter issued to North American Securities Trust (August 5, 1994) (the “NAST Letter”).

Response 3.                               We confirm that the Acquiring Fund will be the accounting survivor following the Reorganization and have added corresponding disclosure to the “Synopsis — The Reorganization” section of the combined Proxy Statement and Prospectus. Please see Appendix A to this response for an explanation of the analysis pursuant to which the Company determined which Fund will be the performance and accounting surviving following the Reorganization.

Comment 4.                            Please confirm that the city and state of the accounting firm are included on any independent public accounting firm consent filed in the future.

Response 4.                               We confirm that the city and state of the accounting firm will be included on any independent public accounting firm consent included as an exhibit to a future registration statement filing.

Comment 5.                            Please confirm that the Company has reviewed applicable state law and governing documents and determined that a stockholder meeting held via audio teleconference is permitted.

Response 5.                               We confirm that the Company has reviewed applicable state law and governing documents and determined that a stockholder meeting held via audio teleconference is permitted.

Comment 6.                            Please address all bracketed and blank information in the combined Proxy Statement and Prospectus.

Response 6.                               We have addressed all bracketed and blank information in the combined Proxy Statement and Prospectus.

Comment 7.                            In the “Synopsis — The Reorganization” section of the combined Proxy Statement and Prospectus, please explain the term “TER Caps.”

Response 7.                               We have revised the disclosure in the “Synopsis — The Reorganization” section of the combined Proxy Statement and Prospectus as follows:

In addition, the Reorganization is expected to result in the lower total operating expenses for Stockholders of each class of the Acquired Fund and stockholders of the surviving combined fund (the “Combined Fund”) as a result of Management’s decision to reduce the Acquiring Fund’s advisory fee and total operating expense limits (contingent on shareholder approval of the Reorganization), economies of scale and advisory fee waivers and/or expense reimbursements instituted by Morgan Stanley Investment Management Inc. (“MSIM” or the “Adviser”), the Acquiring Fund’s and Acquired Fund’s investment adviser, in connection with the Reorganization.

Comment 8.                            With respect to the fees and expenses table, please confirm that the fees and expenses shown for the Funds are current, per Item 3(a) of Form N-14.

Response 8.                               We confirm that the fees and expenses shown for the Funds are current.

Comment 9.                            With respect to the second paragraph under the “Fees and Expenses” section, pursuant to the plain English guidelines of Rule 421(d) under the Securities

Act of 1933, as amended, please revise this paragraph to simplify and enhance its readability.

Response 9.                               We respectfully acknowledge the comment, however, we believe that the current disclosure is appropriate and consistent with plain English principles as well as Item 3 of Form N-1A and Instruction 1(b) thereunder.

Comment 10.                     The footnotes to the Fees and Expenses table state that “certain investment related expenses” are excluded for purposes of any fee waiver and/or expense reimbursement arrangements.  Please revise the disclosure to clarify what “certain investment related expenses” include. In addition, please confirm whether fees waived and/or expenses reimbursed by the Adviser pursuant to the expense limitation agreement are subject to recoupment.  Please also disclose the termination date of any fee waiver and/or reimbursement agreement, per Instruction 3(e) to Item 3 of Form N-1A.

Response 10.                        We note that certain investment related expenses includes expenses such as foreign country tax expense and interest expense on borrowing, and we respectfully acknowledge the comment; however, we decline to revise the disclosure.  We confirm that fees waived and/or expenses reimbursed by the Adviser in prior years pursuant to the expense limitation agreement are not subject to recoupment. We have revised the disclosure to note that the expense cap will continue for at least one year from the date of the Proxy Statement and Prospectus.

Comment 11.                     Please describe of principal risk factors of the Funds pursuant to Item 3(c) of Form N-14.

Response 11.                        We have revised the disclosure to include the principal risks of investing in each Fund.

Comment 12.                     In the “Synopsis” section of the combined Proxy Statement and Prospectus, please disclose the reasons for the Reorganization, including more specific details (e.g., elimination of duplicative products, significant redemptions, no longer attractive products).

Response 12.                        We have added the following disclosure:

Morgan Stanley Investment Management Inc. (“MSIM” or the “Adviser”), the Acquiring Fund’s and Acquired Fund’s investment adviser, proposed the Reorganization to the Board based on MSIM’s consideration of, among other factors, the overlap among Morgan Stanley Fund offerings, the goal of finding a cost effective solution to streamline such offerings, reducing costs to stockholders and broadening distribution with scalable investment strategies that have superior long-term performance.

Comment 13.                     Please clarify whether the Acquired Fund will sell any portfolio holdings in connection with the Reorganization and the brokerage costs thereof.

Response 13.                        We have added the following disclosure in the “Additional Information about the Acquiring Fund” section of the Statement of Additional Information:

The Acquired Fund anticipates approximately 60-70% portfolio turnover in advance of the Reorganization.

We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Form N-14.

Comment 14.                     Please supplementally confirm and disclose that Francis J. Smith is signing in his capacity as the Company’s principal accounting officer or comptroller per Section 6(a) of the Securities Act of 1933, as amended.

Response 14.                        We acknowledge the comment; however, we would respectfully note that the Francis J. Smith, the Principal Financial Officer of the Company, performs a similar function as that of a Principal Accounting Officer or comptroller.  Accordingly, we believe that the Registration Statement on Form N-14 has been executed in a manner consistent with the requirements of Section 6(a) of the Securities Act of 1933, as amended.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526.  Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

APPENDIX A

The parties to a mutual fund reorganization transaction are entitled to deference with respect to their determination of the accounting survivor in a reorganization transaction when they have duly considered the following factors with respect to a particular transaction.  As the Commission staff stated in The Riverfront Funds, Inc. (pub. avail. Nov. 8, 1995), “[w]e express no opinion with respect to your analysis of the treatment of the MIM Stock Appreciation Fund as the surviving fund, as this is primarily a factual determination.” (emphasis added).

In the NAST Letter, the Commission staff articulated factors that it believes are relevant to determining the performance survivor in a fund reorganization, which are substantially similar to those that the Commission staff believes are relevant to determining the accounting survivor in a fund reorganization (the “NAST Factors”).  The following analysis applies each of the NAST Factors to the Reorganization.  The Company believes that such analysis strongly supports a determination that the Acquiring Fund should be the performance and accounting survivor.

I.             Investment Adviser and Portfolio Management Team

The investment adviser to each of the Funds is Morgan Stanley Investment Management Inc. (the “Adviser”).   The portfolio management team for each of the Funds is the same.

The Adviser and portfolio management team for the Acquiring Fund will continue serving as the investment adviser and portfolio management team for the combined Fund after the Reorganization, utilizing investment strategies that the Adviser and portfolio management team have been employing in a manner consistent with the investment strategies of the Acquiring Fund. Accordingly, analysis of this NAST Factor supports determining that the Acquiring Fund should be the performance and accounting survivor.

II.                                                           Investment Objectives, Policies, and Restrictions

The Funds have the same investment objective, which is the investment objective that will be followed by the combined Fund after the Reorganization. The Funds have substantially similar, but not identical, principal investment strategies, policies and restrictions and the same fundamental investment restrictions.  The principal investment strategies, policies and restrictions that will be followed by the combined Fund after the Reorganization are those of the Acquiring Fund.

The Company believes that this NAST Factor supports the use of the performance and accounting history of the Acquiring Fund because the combined Fund after the Reorganization will employ the investment strategies employed by the Acquiring Fund, which are different from the investment strategies employed by the Acquired Fund.

Accordingly, analysis of this NAST Factor supports determining that the Acquiring Fund should be the performance and accounting survivor.

III.                                                      Expense Structures and Expense Ratios

The Funds have the same advisory fee of 1.25% of the average daily net assets of the respective Fund. The investment advisory fee for the combined Fund after the Reorganization will be 1.20% of the Fund’s average daily net assets, which is different than the advisory fee of both the Acquired Fund and the Acquiring Fund.

Both Funds offer Class A, I, C, and IS shares, but only the Acquiring Fund offers Class L shares.  The combined Fund after the Reorganization will offer the same share classes as the Acquiring Fund.

The combined Fund’s pro forma gross and net expense ratios for each share class are lower than the gross and net expense ratios for each share class of both the Acquired Fund and the Acquiring Fund.  Although these expense ratios for the combined Fund are closer to those of the Acquired Fund, in both cases such expense ratios of the combined Fund are lower than those of the Acquired Fund and the Acquiring Fund.  Therefore, we believe that these elements do not strongly support naming either Fund the performance and accounting survivor.

An analysis of this NAST Factor, on balance, supports determining that the Acquiring Fund should be the performance and accounting survivor, notably because the share classes offered by the combined Fund will be the same as those offered by the Acquiring Fund and different from those offered by the Acquired Fund.

IV.                                                       Asset Size

As of April 30, 2021, the Acquiring Fund had approximately $68,657,650 in net assets and the Acquired Fund had approximately $94,300,014 in net assets.

The Company acknowledges that the Acquired Fund has greater net assets than the Acquiring Fund, but it notes that asset size of the respective Funds is merely one factor in the analysis and the Company does not consider it to be a controlling factor.

V.                                                            Portfolio Composition

The portfolio composition of the combined Fund after the Reorganization will be most similar to that of the Acquiring Fund by virtue of the fact that the Acquiring Fund’s strategies and policies will be employed for the combined Fund after the Reorganization.

Accordingly, analysis of this NAST Factor supports determining that the Acquiring Fund should be the performance and accounting survivor.

VI.                                                       Conclusion

Based on the foregoing, the Company believes that the Acquiring Fund should be the performance and accounting survivor of the Reorganization. The Company also believes that the legal form of the Reorganization, in which the Acquiring Fund is the legal survivor, deserves deference.